
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Douglas G. Smith
Chief Financial Officer
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, Texas 77056

      Re: Vantage Drilling Company
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed October 27, 2010
              File No. 1-34094

              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 16, 2010

Dear Mr. Smith:

      We have reviewed your filing and your response letter dated October 26, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please advise us of your basis for advising shareholders that they may receive proxy solicitation materials from Jasper given that their amended Schedule 13D states that they do not intend to solicit more than ten shareholders and that their solicitations will likely include discussions, rather than written communications. Refer to Rule 14a-2(b)(2).

Form 10-K

General

2. We note your response to our prior comment three in our letter dated October 19, 2010 and that you do not contract with any third-party service providers to deal with environmental harm. Please discuss the resources that you have allocated to address any environmental harm, including the amount of money you will spend on such efforts, how the money will be spent, and the number of employees that will be involved.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief